Asterisks in this letter denote redacted information for which confidential treatment has been requested pursuant to the Commission’s Rule 83; the unredacted version has been separately submitted to the Division of Corporation Finance.

June 26, 2018

VIA EDGAR (Redacted Version Only) AND OVERNIGHT DELIVERY

Ms. Megan Akst

Senior Staff Accountant

Ms. Melissa Kindelan

Senior Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Manhattan Associates, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 9, 2018 Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed April 27, 2018

File No. 000-23999

Dear Ms. Akst:

Manhattan Associates, Inc. (the “Company” or “we”) has received the Staff’s comment letter dated June 13, 2018, with respect to the above-referenced filings. We set forth below our responses to the Staff’s comments, in each case following the full text of the Staff’s comment.

We request confidentiality pursuant to the Commission’s Rule 83 for those portions of our response to the Staff’s comment no. 2 redacted from the EDGAR filing of this letter. We are sending the unredacted letter and accompanying Rule 83 request under separate cover.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Consolidated Financial Statements (unaudited)

Note 2, Revenue Recognition, page 9

1.	Please provide us the following information regarding your contracts that include a perpetual license and hosting services and revise your disclosures as appropriate:
•	Clarify for us whether you have determined if the perpetual license and the hosting service are one combined performance obligation and provide us with your analysis. Reference ASC 606-10-25-21.

Securities & Exchange Commission

June 26, 2018

•

If the perpetual license and the hosting service are one combined performance obligation, tell us the period of time over which you are recognizing revenue for the combined performance obligation. If this period is longer than your initial hosting period, please explain the basis for this determination.

•

Tell us if you have identified the material right as a separate performance obligation.  If you have combined the material right with the perpetual license and hosting service, please tell us how you made this determination. Reference ASC 606-10-55-42.

•

Tell us the period of time over which you are recognizing revenue for your material right. If this period begins prior to the time the additional hosting services are provided or when the material right expires, please explain to us the basis for this determination. Reference ASC 606-10-55-42.

•	Lastly, tell us how significant these arrangements are and whether you anticipate they will grow similar to the anticipated growth in your cloud subscription offerings.

Revenue for arrangements that include a perpetual license with hosting services was less than 1% of total revenue for the twelve months ended December 31, 2017, and three months ended March 31, 2018. The Company’s objective is to focus on growing its cloud subscription revenue through software-as-a-service arrangements rather than hosted perpetual license arrangements. The hosted perpetual license arrangement is a transitory offering.

We have concluded that our hosted perpetual license arrangements do not involve a software license performance obligation distinct from the hosting services obligation. Instead, under applicable accounting principles, the hosted perpetual license arrangements are a single performance obligation to provide hosting services. The customer’s option to renew the hosting services after the initial term, however, is a material right and a separate obligation from the hosted software services arrangement.

Under ASC 606-10-55-54, licenses of intellectual property include licenses of software, other than software subject to a hosting arrangement that does not meet the criteria in paragraph 985-20-15-5. ASC 985-20-15-5 provides that software subject to a hosting arrangement is within the scope of that subtopic only if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty, and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. ASC 985-20-15-6 explains that the term “significant penalty” contains two distinct concepts: the ability to take delivery of the software without incurring significant cost, and the ability to use the software separately without a significant diminution in utility or value.

Securities & Exchange Commission

June 26, 2018

Our customer contracts for a perpetual license and hosting services require the customer pay fees for the initial hosting term (typically three years) even if it chooses to cancel the hosting arrangement. We have concluded that those fees, which exceed 10% of the total contract consideration at the contract’s inception, represent a significant cost and penalty to the customer to take possession of and utilize the software itself. Therefore, we have concluded that these contracts do not include a software license under ASC 606-10-55-54 and are services arrangements.

Additionally, because these customers are not required to again pay the perpetual license fee upon renewal of the hosting services, we have concluded that the customer’s option to renew the hosting services is a material right, and consequently a separate performance obligation, in accordance with ASC 606-10-55-42, as the consideration is materially less than that charged to new customers purchasing a perpetual license with hosting services. We apply the practical alternative to estimating the value of the material right for the renewals provided by ASC 606-10-55-45 of allocating the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration. We have estimated a five-year contract life to determine the value of the material right. We base our estimate on the rate of technological change in our software tied to our ongoing commitment to innovation and product enhancement. This life is consistent with the period we use in our legacy GAAP accounting.

We recognize the value allocated to the single hosted software services obligation over the initial hosting term. We recognize the value allocated to the separate material right over the renewal periods if and when the customer exercises the renewal options.

In future filings, we propose to modify our disclosures regarding hosted perpetual license arrangements substantially in the following manner:

“For contracts that include a perpetual license and hosting services, we generally consider the arrangement as an overall service, recognized over the initial hosting term. The software license fee typically due at the outset of the arrangement is not payable again if the customer renews the hosting services, so that the customer’s option to renew the hosting services is a material right, the revenue from which, if the option is exercised, we will recognize over the applicable renewal period.”

2.

You indicate the selling price of your software is highly variable and therefore you estimate the standalone selling price for software licenses using the residual approach. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.

Under ASC 606-10-32-34(c), an entity may use the residual approach to estimate standalone selling price (SSP) by referencing the total transaction price less the sum of the observable standalone selling prices of other goods

Securities & Exchange Commission

June 26, 2018

or services promised in the contract if the entity sells the same good or service to other customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence). To determine if the Company’s software pricing is highly variable, we reviewed ***. We further stratified our analysis ***, noting that ***. The table below summarizes *** from January 1, 2017, through March 31, 2018.

Securities & Exchange Commission

June 26, 2018

***Table Redacted Pursuant to Rule 83 Confidentiality Request***

We also consider the guidance in BC 273 when applying the residual approach and evaluate whether the outcome of the residual approach would allocate an unrealistic amount to the software. The Company believes the outcome is reasonable, as it does not result in SSP estimates of little to no consideration for the software in the transactions.

____________________

Please direct any further questions regarding these filings and this letter to the undersigned at (678) 597-7115.  Thank you.

Very truly yours,

MANHATTAN ASSOCIATES, INC.

By:/s/Dennis B. Story

Dennis B. Story

Executive Vice President and CFO